Cadbury plc (the “Company”)
Announcement of transaction in ordinary shares of 10p each by a Person Discharging Managerial
Responsibility (“PDMR”)

The Company was notified on 21 August 2009 that, on 21 August 2009, Tony Fernandez acquired 26,033 ordinary shares in the capital of the Company under the Company’s Executive Share Option Scheme at a price of £4.55 per share. All shares were disposed of on the same day at an aggregate price of £5.80 per share.

This announcement is made following notification under Disclosure and Transparency Rule 3.1.4.

The transaction was carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

24 August 2009